UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. #2 )

                            US Search.com, Inc.
                              (Name of Issuer)

                       Common Shares, $.001 par value
                       (Title of Class of Securities)

                                 903381101
                               (CUSIP Number)

            Pequot Capital Management, Inc., 500 Nyala Farm Road
          Westport, CT 06880 Attn: Peter G. Streinger 203/429-2200
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                June 5, 2001
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP NO. 903381101

                                SCHEDULE 13D


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Pequot Capital Management, Inc.
    06-1524885

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           46,643,851

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         46,643,851

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    46,643,851

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    70.45%

14  TYPE OF REPORTING PERSON*

    IA

Item 1.   Security and Issuer

This Statement relates to the Common Stock, $.001 par value (the "Shares"), of US Search.com, Inc. (the "Company"), a Delaware corporation. The Company's Principal executive office is located at 5401 Beethoven Street, Los Angeles, California 90066.

Item 2.   Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur J. Samberg, Daniel C. Benton and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg, Benton and O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 46,643,851 of the Shares in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). On June 5, 2001, the Company issued to the Accounts 203,113 shares of Series A-1 Convertible Preferred Stock (the "Series A-1 Preferred") and a warrant to purchase an additional 5,000 shares of Series A-1 Preferred (the "Series A-1 Warrant") in exchange for 100,000 shares of Series A Preferred Stock (the "Series A Shares"), cancellation of a warrant to purchase 75,000 Series A Shares (the "Series A Warrant") and the conversion of two promissory notes bearing interest at an annual rate of 7% in the aggregate amount of $10.15 million. Pursuant to a Preferred Stock Exchange and Purchase Agreement between the Company and the Reporting Person (the "Agreement"), the Series A-1 Preferred has a stated value of $100 per share and is convertible into 42,107,303 Shares, while the Series A-1 Warrant is convertible into 1,036,548 Shares. In addition, the Reporting Person beneficially owns 3,500,000 Shares as reported previously. See Item 6 below for a more detailed description of the above described exchange.

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders.

Item 4.   Purpose of Transaction

The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. Two employees of the Reporting Person currently serve on the Board of Directors of the Company. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Other than as described herein, the Reporting Person does not have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 46,643,851 Shares. These Shares represent approximately 70.45% of the 66,205,018 Shares that the Reporting Person believes to be outstanding if the Series A-1 Preferred and the Series A-1 Warrant were converted into Shares. In addition, two employees of the Reporting Person serve on the Board of Directors of the Company. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On June 5, 2001 the Company issued to Accounts 203,113 shares of the Series A-1 Preferred and the Series A-1 Warrant. The Series A-1 Preferred and the Series A-1 Warrant were issued pursuant to the Agreement. The Series A-1 Preferred has a stated value of $100 per Share and is convertible into Shares of the Company at $0.48237 per Share.

     Pursuant to the Agreement, the Reporting Person exchanged all of the outstanding shares of Series A Shares it purchased in September 2000, delivered to the Company for cancellation the Series A Warrant to purchase up to 75,000 additional shares that was issued in connection with the September transaction, and converted two promissory notes bearing interest at an annual rate of 7% in the aggregate amount of $10.15 million that were executed in exchange for the receipt of $10 million in cash and the forgiveness of $150,000 then owed to the Reporting Person.

     As a result of the Reporting Person's exchange for 203,113 shares of Series A-1 Preferred and the Series A-1 Warrant, as well as ownership of 3,500,000 Shares previously reported, the Reporting Person beneficially holds, as of the date hereof, 70.45% of the Shares (assuming an immediate conversion of the Series A-1 Preferred, and an exercise in full of the Series A-1 Warrant and an immediate conversion of the Series A-1 Preferred underlying the Series A-1 Warrant).

     In connection with the transactions contemplated by the Agreement, the Company has agreed to present to its stockholders a proposal to increase the authorized Shares of the Company to, among other things, allow fully the conversion of the Series A-1 Preferred.

THE SERIES A-1 CONVERTIBLE PREFERRED STOCK

     The following is a summary of the principal terms of the Series A-1 Preferred and is qualified in its entirety by reference to the Certificate of Designations of Series A-1 Preferred of the Company. See Item 7 for exhibits incorporated by reference herein.

DIVIDENDS

     From the date of original issuance of the Series A-1 Preferred through September 7, 2003, the holders of such preferred stock, in preference to the holders of shares of any class or series of capital stock of the Company with respect to dividends, shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, non-cumulative cash dividends at an annual rate of 6%. After September 7, 2003, the holders of Series A-1 Preferred shall receive cumulative dividends at an annual rate of 6%, which dividends shall be paid quarterly in the form of additional shares of Series A-1 Preferred or cash at the Company's election. In addition, in the event any dividends are declared with respect to the Shares of the Company, the holders of Series A-1 Preferred shall be entitled to receive as additional dividends an amount equal to the amount of dividends that each such holder would have received had the Series A-1 Preferred been converted into Shares as of the date immediately prior to the record date of such dividend.

LIQUIDATION PREFERENCE

     In the event of a liquidation, dissolution or winding up of the affairs of the Company, the holders of Series A-1 Preferred shall be entitled to receive out of the assets of the Company an amount in cash or stock at the Company's discretion equal to $100 per share of Series A-1 Preferred plus an amount equal to all declared and unpaid and any accrued and unpaid dividends through the date of the distribution before any payment is made or assets distributed to the holders of any class or series of the Shares of the Company or any other class or series of the Company's capital stock ranking junior to the Series A-1 Preferred with respect to liquidation. After the above-referenced liquidation preference is paid, the holders of the Shares and the Series A-1 Preferred, on an as converted basis, will participate ratably in the remaining assets available for distribution to the stockholders. The acquisition of the Company resulting in a transfer of more than 50% of the outstanding voting power of the Company or the sale of all or substantially all of the assets of the Company shall be treated as a liquidation of the Company unless the holders of a majority-in-interest of the Series A-1 Preferred shall agree not to treat such event as a liquidation; provided, that the Company may elect to pay this amount, or the holders of Series A-1 Preferred may elect to receive this amount, in Shares of the Company.

OPTIONAL REDEMPTION

     At any time after September 7, 2005, the Company may, upon sixty (60) days written notice to the holders of the Series A-1 Preferred, redeem all, but not less than all, of the then issued and outstanding shares of Series A-1 Preferred for an amount equal to $103.00 per share of Series A-1 Preferred, plus the amount of any accrued and unpaid dividends thereon.

VOTING RIGHTS

     The holders of Series A-1 Preferred shall be entitled to vote together with the holders of Shares on all matters submitted for a vote of the stockholders of the Company, including the election of directors. The holders of Series A-1 Preferred shall also have the right, voting separately as a single class, to elect up to 2 members of the Board of Directors of the Company (the "Series A-1 Directors").

     If there shall occur certain material events with respect to the Company, including, among other events, the Company's failure to timely declare or pay the required dividends on the Series A-1 Preferred, or any obligation of the Company, whether as principal, guarantor, surety or other obligor for the payment of indebtedness or borrowed money in excess of $5,000,000 becoming or being declared due and payable prior to the express maturity thereof and not being paid when due or within any grace period and such default remaining uncured for 15 days, the holders of Series A-1 Preferred shall have the right, voting as a separate class, to elect a sufficient number of additional directors of the Company to such that the Series A-1 Directors constitute a majority of the Board of Directors of the Company. This right shall terminate upon the curing of the event which gave rise to it.

PREEMPTIVE RIGHTS

     In the event that the Company proposes to issue any Shares or securities convertible into or exchangeable or exercisable for Shares in any transaction (other than certain specified exceptions) each holder of Series A-1 Preferred shall have the right to purchase its pro rata amount of such shares (computed on an as-converted and fully diluted basis).

CONVERSION

     The conversion price per share of the Series A-1 Preferred shall be $0.48237, subject to adjustment under certain circumstances.

SPECIAL APPROVAL RIGHTS

     As long as the Reporting Person and/or its affiliates, in the aggregate, hold more than 25% of the Series A-1 Preferred, the Company will not take certain actions without the consent of the Board of Directors and the consent of the Series A-1 Directors.

Item 7.   Material to be Filed as Exhibits

3.1    Certificate of Designations of Series A-1 Convertible Preferred
       Stock*

10.1 Preferred Stock Exchange and Purchase Agreement, dated June 5, 2001, by and between the US SEARCH.com Inc. and Pequot Private Equity Fund II, L.P.*

10.2 First Amendment to Investors' Rights Agreement, dated June 5, 2001, by and between US SEARCH.com Inc. and Pequot Private Equity Fund II, L.P.*

10.3 Warrant, dated June 5, 2001, by US SEARCH.com Inc. in favor of Pequot Private Equity Fund II, L.P.*

10.4 First Amendment to Stockholders Agreement, dated June 1, 2001, by and among US SEARCH.com Inc., Pequot Private Equity Fund II, L.P. and The Kushner-Locke Company*

* These documents are incorporated by reference herein from the Form 8-K filed by the Company on June 7, 2001.

After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 12, 2001

Pequot Capital Management, Inc.

By: /s/ Peter G. Streinger
        Peter G. Streinger, Chief Financial Officer